Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 22, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 18, 2025 The Nasdaq Stock Market (the "Exchange") received from WEBs ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

WEBs Defined Volatility XLE ETF
WEBs Defined Volatility XLB ETF
WEBs Defined Volatility XLI ETF
WEBs Defined Volatility XLY ETF
WEBs Defined Volatility XLP ETF
WEBs Defined Volatility XLV ETF
WEBs Defined Volatility XLF ETF
WEBs Defined Volatility XLK ETF
WEBs Defined Volatility XLC ETF
WEBs Defined Volatility XLU ETF
WEBs Defined Volatility XLRE ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi